

July 14, 2011

<u>Via Facsimile</u>
Mr. Randy M. Griffin
Chief Executive Officer
Mesa Energy Holdings, Inc.
5220 Spring Valley Road, Suite 525
Dallas, Texas 75254

> **Re: Mesa Energy Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed June 3, 2011**
> **File No. 000-53972**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 3

1.   It appears your website address referenced in the second paragraph of the introduction to this section should be "www.mesaenergy.us."

Java Field Natural Gas Development Project – Wyoming County, New York, page 7

Reserve Information, page 9

2.   You state your estimated reserves were prepared by Chadwick Energy Consulting, Inc. Please revise to include their report as an exhibit, as required by Item 1202(a)(8) of Regulation S-K.

3.   Please revise to provide disclosure describing the internal controls you use in your reserves estimation effort, as required by Item 1202(a)(7) of Regulation S-K. Additionally, please disclose the qualifications of all individuals involved, and more fully address the procedures used to ensure compliance of your proved reserves with Rule 4-10(a) of Regulation S-X.

4.   It appears you omitted disclosures required by Items 1204 and 1208 of Regulation S-K. Accordingly, please revise your filing to provide this information, or tell us why you believe these reporting requirements are not applicable to your business operations.

Exhibits, Financial Statement Schedules, page 53

5.   Your disclosure indicates you included Exhibit 23.1, "Consent of Chadwick Energy Consulting, Inc., Independent Petroleum Engineers" with your filing. However, we were unable to locate this exhibit in your filing. Accordingly, please revise to include this referenced exhibit.

Note 13 – Supplemental Information on Oil and Gas Exploration, Development and Production Activities (Unaudited), page F-23

Reserve Information and Related Standardized Measure of Discounted Future Cash Flows, page F-24

6.   You state, below your tabular presentation of proved developed and undeveloped reserves, "During 2010 and 2009, the Company did not record any extensions and discoveries." However, on the next page, in your tabular presentation of changes in the standard measure, you indicate a positive change of $211,003 due to discoveries. Please clarify this apparent inconsistency in your disclosures.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

7.   We note you have not filed your first quarter fiscal 2011 Form 10-Q. We remind you of your obligation to file such report in accordance with Regulation 13a-13(a) of the Securities and Exchange Act of 1934.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

       Sincerely,

       /s/ Ethan Horowitz

       Ethan Horowitz
       Branch Chief